Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No.: 333-233443

Subject Company: LegacyTexas

Financial Group, Inc.

Commission File Number: 001-34737

As previously announced, Prosperity Bancshares, Inc. hosted a conference call on October 23, 2019 at 11:30 a.m. Eastern Time (10:30 a.m. Central Time) to discuss its Third Quarter 2019 Earnings Announcement. A transcript of the conference call is included below.

[PB]—Prosperity Bancshares, Inc., Third Quarter 2019 Earnings Conference Call Wednesday, October 23, 2019, 11:30 AM ET

Officers

Charlotte Rasche; EVP, General Counsel

David Zalman; Chairman, CEO

Asylbek Osmonov; CFO

H.E. (Tim) Timanus, Jr.; Vice Chairman

Analysts

Brady Gailey; KBW

Peter Winter; Wedbush

Ebrahim Poonawala; BofA

Brad Milsaps; Sandler O’Neill

Matt Olney; Stephens

Jon Arfstrom; RBC Capital Markets

Brian Foran;

Presentation

Operator: Good day, and welcome to the Prosperity Bancshares Third Quarter 2019 Earnings Conference Call. (Operator Instructions)

Please note this event is being recorded.

I would like to now turn the conference over to Charlotte Rasche. Please go ahead.

Charlotte Rasche: Thank you. Good morning, ladies and gentlemen, and welcome to Prosperity Bancshares Third Quarter 2019 Earnings Conference Call. This call is being broadcast live over the internet at prosperitybankusa.com, and will be available for replay at the same location for the next few weeks.

I’m Charlotte Rasche, Executive Vice President and General Counsel of Prosperity Bancshares. And here with me today is David Zalman, Chairman and Chief Executive Officer, H.E., Tim, Timanus, Jr., Vice Chairman, Asylbek Osmonov, Chief Financial Officer, Eddie Safady, President, Randy Hester, Chief Lending Officer, Merle Karnes, Chief Credit Officer, and Bob Dowdell, Executive Vice President.

David Zalman will lead off with a review of the highlights for the recent quarter. He will be followed by Asylbek Osmonov, who will review some of our recent financial statistics, and Tim Timanus, who will discuss our lending activities, including asset quality. Finally, we will open the call for questions. During the call, interested parties may participate live by following the instructions that will be provided by our call moderator, Jake.

Before we begin, let me make the usual disclaimers. Certain of the matters discussed in this presentation may constitute forward-looking statements for purposes of the federal securities laws, and, as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Prosperity Bancshares to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Additional information concerning factors that could cause the actual results to be materially different than those in the forward-looking statements can be found in Prosperity Bancshares’ filings with the Securities and Exchange Commission, including Forms 10-Q and 10-K and other reports and statements we have filed with the SEC. All forward-looking statements are expressly qualified in their entirety by these cautionary statements.

Now let me turn the call over to David Zalman.

David Zalman: Thank you, Charlotte. I would like to welcome and thank everyone listening to our Third Quarter 2019 Conference Call. I’m excited to announce that our Board of Directors voted to increase the fourth quarter dividend of 2019 to $0.46 per share, a 12.2% increase from the $0.41 per share in the third quarter of 2019. Our company continues to do well, and we want to share that success with our shareholders.

Prosperity Bancshares also repurchased 654.6 — 654,000 shares of its common stock at an average weighted price of $63.59 per share during the third quarter of 2019, and 1.473 million shares of its common stock at an average weighted price of $64.10 per share, during the first three quarters of 2019.

For the third quarter of 2019, we showed impressive returns on average tangible common equity of 14.77% annualized, and on average assets of 1.47% annualized.

Our earnings were $81.758 million in the third quarter of 2019, compared to $82.523 million for the same period in 2018, a decrease of $765,000. However, in the third quarter of 2018, we had noncore loan discount accretion of $3.457 million compared to only $1.283 million of such income in the third quarter of 2019, a $2.174 million decrease in noncore income.

Our diluted earnings per share were $1.19 for the third quarter of 2019, compared to $1.18 for the same period in 2018, an increase of 80 basis points.

Our net income was $246.418 million for the nine months ended September 30, 2019, compared with $238.481 million for the same period in 2018, an increase of $7.937 million or 3.3%.

Our earnings per diluted common share were $3.55 for the nine months ended September 30, 2019, compared with $3.42 for the same period in 2018, an increase of 3.8%.

It should be noted that during the nine months ended September 30, 2018, we had $5.329 million more in net income than during the same period in 2019, again due to noncore loan discount accretion income.

Our loans at September 30, 2019, were $10.673 billion, an increase of $380 million or 3.7%, compared with $10.293 billion at September 30, 2018. Our linked quarter loans increased $85.970 million or 80 basis points, 3.2% annualized from the $10.587 billion at June 30, 2019.

Our deposits at September 30, 2019, were $16.930 billion, an increase of $196 million or 1.2% compared with the $16.734 billion at September 30, 2018. Our linked quarter deposits increased $42.291 million or 30 basis points, from $16.888 billion at June 30, 2019.

As mentioned in previous calls, Prosperity generally experiences most of its deposit growth in the fourth and first quarters of the year, and we do not expect that to be different this year.

Completion of our merger with LegacyTexas Financial Group remains on schedule, as we have received all required regulatory approvals, and shareholder meetings for each company are scheduled for next week. The management teams from both companies meet on a weekly basis and share many similar viewpoints. Both Legacy’s and our goal is to develop people to be the next generation of leaders, make every customer’s experience easy and enjoyable, and operate in a safe and sound manner. We want to expand our use of technology in our digital products, making it easier for our customers to do business and continue to enhance shareholder value.

We believe our customers remain positive about the economy. Consumers are still the most positive, while we see commercial customers pausing a bit due to geopolitical concerns. In Texas and Oklahoma, unemployment remains low and demand business is good. In our opinion, the economy in our market areas remains sustainable.

I want to thank everyone involved in our company for helping to make it the success it has become. Thanks again for your support of our company.

Let me turn over our discussion to Asylbek, our Chief Financial Officer, to discuss some of the specific financial results we achieve. Asylbek?

Asylbek Osmonov: Thank you, Mr. Zalman. Good morning, everyone. Net interest income before provision for credit losses for the three months ended September 30th, 2019, was $154 million compared to $157.3 million for the same period in 2018, a decrease of $3.3 million or 2.1%. A lower loan discount accretion in the third quarter 2019 partially contributed to the decrease.

The net interest margin on a tax equivalent basis was 3.16% for the three months ended September 30th, 2019, compared to 3.15% for the same period in 2018, and 3.16% for the quarter ended June 30th, 2019. Excluding purchase accounting adjustments, the core net interest margin for the quarter ended September 30th, 2019, was 3.14%, compared to 3.09% for the same period in 2018, and 3.14% for the quarter ended June 30th, 2019.

Noninterest income was $30.7 million for the three months ended September 30th, 2019, compared to $30.6 million for the same period in 2018. Noninterest expense for the three months ended September 30th, 2019, was $80.7 million, compared to $81.8 million for the same period in 2018.

The efficiency ratio was 43.7% for the three months ended September 30th, 2019, compared to 43.5% for the same period in 2018, and 43.74% for the three months ended June 30th, 2019.

The bond portfolio metrics at 9/30/2019 showed a weighted average life of 3.62 years, an effective duration of 3.19, and projected annual cash flows of approximately $1.8 billion.

And with that, let me turn over the presentation to Tim Timanus for some details on loans and asset quality.

Tim Timanus: Thank you, Asylbek. Our nonperforming assets at quarter end September 30th, 2019, totaled $51.157 million or 48 basis points of loans and other real estate, compared to $41.558 million or 39 basis points at June 30th, 2019. This is an increase of 23% from June 30th, 2019.

The September 30th, 2019, nonperforming asset total was made up of $50.314 million in loans, $28,000 in repossessed assets, and $815,000 in other real estate. Of the $51.157 million in nonperforming assets, approximately $16 million or 31% are energy credits, all of which are service company credits.

Since September 30th, 2019, $2.938 million in nonperforming assets are under contract to be sold or have already been removed from the nonperforming asset list.

Net charge-offs for the three months ended September 30th, 2019, were $1.046 million compared to net recoveries of $115,000 for the three months ended June 30th, 2019. $1.1 million was added to the allowance for credit losses during the quarter ended September 30th, 2019, compared to $800,000 for the quarter ended June 30th, 2019.

The average monthly new loan production for the quarter ended September 30th, 2019, was $289 million, compared to $287 million for the quarter ended June 30th, 2019.

Loans outstanding at September 30th, 2019, were $10.673 billion compared to $10.587 billion at June 30th, 2019. The September 30th, 2019 loan total is made up of 38% fixed rate loans, 38% floating rate, and 24% variable rate loans.

I’ll now turn it over to Charlotte Rasche.

Charlotte Rasche: Thank you, Tim. At this time, we are prepared to answer your questions. Jake, can you please assist us with questions?

Questions and Answers

Operator: We will now begin the question-and-answer session. (Operator Instructions) Brady Gailey with KBW.

Brady Gailey: I just want to start with loan growth and with Legacy about to close. I know in the past, when you all have done acquisitions, you’ve kind of looked at a portfolio of the target’s loans and decided to run them off. I think I remember either you guys or Kevin talking about that number being about $500 million for Legacy.

Just wondering an update to that number, how much do you expect to move out of Legacy under the Prosperity umbrella? And then how does that impact net loan growth for 2020?

David Zalman: Well, again, the $500 million that Kevin had mentioned and I think we had mentioned at the same time is probably a close number in what we’re talking about. The time frame that it takes to do that, that could take us up to two years to probably do that. So I guess if you did some [Bohemian] math and said you’re growing 5% a year on loans, 5x our combined loans, again, I don’t know if you want to count a big portion of theirs are mortgage warehouse. So we have over $10 billion, so 5%‘s $500 million a year. You add their loans to it.

So basically it would affect the 5% organic growth, there’s no question. I just have to put a pencil to it. I think you probably can do the same thing. Take there’s $7 million or $8 million, exclude the mortgage warehouse, and just take 5% and then subtract out what we’re running off. It would probably be a pretty easy calculation.

Brady Gailey: Got it. All right. That’s helpful. And then so buybacks continued in the third quarter. You bought back about 1% of the company. So you bought it back a little under 64 bucks a share. The stock now is north of $70, well north of $70.

So should we expect that buybacks kind of stop with the stock trading at this level?

David Zalman: Right now, I would say the answer to that is yes. I mean, right now, whenever we — we start buying when we think that the market is really completely out of kilter. We felt like the market was out of kilter at those prices we were buying it at. And so I think we’ll be there to support. We still have a lot of capital. We’re creating a lot of capital. We have a lot of earnings. If you add our earnings, what we have, and you add the earnings that Legacy brings to the table, I mean, it’s $500 million or so a year. Even after dividends, we have a lot of money. So we’ll continue to buy if the stock ever goes disproportionally lower than we think it should be.

Brady Gailey: Okay. And then last question for me is on the margin. It was great to see the margin flat linked quarter. That’s a lot better than most of your peers out there this quarter.

But how do you expect the margin to trend towards the back part of the year and into 2020?

David Zalman: Well, the reason probably our net interest margin did better than our peers, we never went up. Our net interest margin never went up like the other guys did, because we had a certain amount of fixed rates on our bond portfolio and our loan portfolio. So as rates came down or are coming down, that helps us. At the same time, we have about a three-year average life both on the loan portfolio and in the bond portfolio.

But going forward, it’s a little bit harder question if you look at our bank without Legacy and you look at our bank with Legacy. We run both models. And now, again, these are models and we’re throwing a lot of information into them. So I can’t tell you that they’re exactly accurate, especially when you combine Legacy’s with ours, because, again, we’re making a lot of assumptions.

But from what we see, we don’t think our combined bank is going to be much different than where our bank would have been uncombined. We think that if interest rates don’t move, we would still see a net interest margin that would increase over 12, 24, and 36 months. If interest rates go down 50 basis points, we see probably a flat margin. If they go down more than 50 basis points, we would see a decline in net interest margin.

I know that’s a lot of information. But that’s just kind of what we have right now.

Brady Gailey: No, that’s helpful. Thanks, guys.

Operator: Peter Winter with Wedbush.

Peter Winter: I was just wondering, as you guys have had more time to spend with Legacy bank and getting ready to close the deal, have you come across any positives or negatives as you’ve dug deeper in getting ready to combine the two banks?

David Zalman: I think that I’ll start off with the negative side. I don’t think that we found anything negative. I think the loans that we did our due diligence on and the loans that [even] seeing some of their charge-offs this quarter, we completely identified those and there wasn’t any surprises in any of that.

We also, I think our management committee, we have an executive management committee, and we also meet with their executive management, which is Kevin and Mays and Tom and Scott and Aaron and Chuck, and we meet with them and our guys. We meet every week. And I would tell you, it’s been a pleasure to work with them.

I think that we have to make decisions. But the more we work with them, I think they’re more alike with us and the way we think. It’s been, in my opinion, I know everything — I don’t want to be naive, anything can happen. But I think that it’s been extremely favorable. And Kevin and I still have a bromance going. We text almost every night.

Peter Winter: Okay. And then you’ve assumed 25% cost saves. And just given your history, that seems kind of conservative for you guys. You usually beat the expense saves.

I guess my question is, how quickly do you start to realize the expense saves and get the full amount in the run rate?

David Zalman: Well, this — again, somebody else can jump in in just a minute, I’m sure, Asylbek or somebody. But this is a little bit different in that even though we’re closing the deal in the next few days or so, the operational integration doesn’t really completely take effect until June of next year.

So you all have done some numbers. And Asylbek, you may want to jump in with your . . .

Asylbek Osmonov: Yes, I’ll give a little bit of color. Yes. We currently have a higher level estimate. But I think once we close the merger, we should [be] able to provide more clear guidance on the timing and the cost.

But as we look at it, the elements of the cost saves changes from preliminary, but we still expect to get the 25% cost saves that we announced at the merger. And from the timing perspective, I think we expect to take full advantage of the cost save in 2021. But as you mentioned, probably half of the [saving’s] going to come in 2020, because since this integration has to take place in 2020.

David Zalman: Right. You’ll probably even start consolidating some of the stuff even before the complete operational integration with the [computers] . . .

Asylbek Osmonov: Absolutely right. There is a few — I mean, we’re working on a different project. I mean, we have a lot of streamlines that we’re working through that, and some of them will be consolidated before even our midyear point.

David Zalman: But I think a good number, the 50% of it, I think is a good way of looking at it.

Asylbek Osmonov: Yes, I would say 50% in 2020, and full advantage in 2021.

Peter Winter: That’s great. Thanks very much.

Operator: Ebrahim Poonawala with Bank of America.

Ebrahim Poonawala: Just had another question around the deal closing. Obviously it’s closing fairly soon. Is there anything from a securities repositioning that you’re doing on the asset side around closing that we should be mindful of?

And if you can just talk to where your expectations are for the pro forma margin for both banks combined coming into fourth quarter, or I guess 1Q will be the full quarter.

David Zalman: I probably would start with the pro forma. Again, this is just a pro forma and these are putting these two models together.

But Asylbek, we’re looking what, at 3.4% margin to continue . . .

Asylbek Osmonov: Yes, based on the pro forma, yes.

David Zalman: Pro forma.

Asylbek Osmonov: Combine those companies right now, as we don’t do much of a balance sheet remixing, we’re sitting at 340 right now.

David Zalman: So you’re seeing that — you’ll see — well, you saw our balance sheet where we were borrowing money from the Federal Home Loan Bank, over $1 billion. We’ve cut that down dramatically because it didn’t make sense anymore to do that. From Legacy side, you may see us sell a small portion of their CMO portfolio, not a whole lot, but you’ll probably see a little bit of that. And you’ll probably see us taking money as our bonds mature. Instead of buying securities, and we’ll use that money to probably fund their loans.

Ebrahim Poonawala: Understood. And the 340, Dave, just relative to your comments earlier, you do expect that 340-ish margin to stay fairly stable, assuming rates don’t go down more than 50 basis points?

David Zalman: The 340, if interest rates don’t move at all, we should see a pretty good increase in 12, 24, and 36 months. If interest rates go down 50 basis points, it should be flattish. If it goes down more than 50 basis points, then there will be some decline in the net interest margin.

Ebrahim Poonawala: Understood. And just separately in terms of this loan growth or business outlook. As you look into the fourth quarter into next year, are things looking better, worse, as you think about the economy? Obviously, Texas still doing very well. But would appreciate your thoughts just in terms of the feedback you’re getting from clients and how you’re thinking about next sort of 2020.

David Zalman: The consumer’s doing extremely well. Manufacturing has slowed a little bit. We’ve seen businesses that I think are still doing very well, but, again, they’re pausing, I guess I would say, a little bit because of the geopolitical or they’re looking down the line, they’re looking at the election, they’re wondering if somebody really does get into office that would really raise taxes and start putting wealth taxes and stuff, I think it just bothers business people to make longer term decisions when they see something like that.

But overall, when you look at it, our unemployment rates in Oklahoma and Texas are the lowest they’ve ever been. Still harder to find employees to work. I mean, so it’s a very good market.

I would say that from the loan side, we continue to see a tremendous amount, a lot of payoffs, but more so than that, the competition is very, very strong out there. We’re seeing banks that are offering rates that we don’t feel that we can offer sometimes. So where we put 5% organic growth for this year, I think I would change that to maybe 4%, because we’re just not going to play. We’re not going to — I think as Johnny Allison said, we’re not going to get the most stupidest award. So we don’t want to do that. We want to be there.

So I think that we’ll be competitive, but, again, we’re just not going to do stupid things either. So with that, I would say that we’ll probably be more like about a 4% growth for this year.

Ebrahim Poonawala: Got it. All right. Thanks for taking my questions.

Operator: Brad Milsaps with Sandler O’Neill.

Brad Milsaps: Just to follow up on Ebrahim’s kind of balance sheet question. Just kind of curious you had an update on how you plan to fund or how you plan to approach Legacy’s warehouse business. And then as a part two of that, would you anticipate using some of your liquidity to fund it versus where Legacy has relied on wholesale funding to fund that business? Just trying to get a sense of kind of what the balance sheet kind of looks like pro forma.

David Zalman: Yes. I don’t know that we’d have the balance sheet exactly the way it is. But fundamentally, we intend to use our money to fund the warehouse receipt — I mean the mortgage warehouse loans. Again, if I remember, looking at their balance sheet this quarter, they were borrowing over $2 billion or so.

I think there will probably — we may increase our borrowings a little bit. But for the most part, I think there’ll probably be a middle-of-the-road. We’ll probably try to fund most of their loans with our core deposits, basically.

But having said that, it’s not going to work over night just that easy, and we’ll have to see where we — their mortgage warehouse loans were higher than they had been traditionally. Through the average of the year, they usually run about $1 billion, little over $1 billion. I think in this last quarter, again, it was closer to $2 billion.

So we need to really see what the average is going to be. But again, just going back fundamentally, we intend to use our deposits to fund most of their loans. But having said that, you may still see us having to borrow $1 billion or so through this transition period until our stuff runs off.

Brad Milsaps: Got it. No, that’s helpful. Yes, their margin was down, I think 17 basis points. But a lot of that has to do with the warehouse.

And your 340 NIM guide, does that obviously include the things you’re talking about? Does it also include any accretion income that you would expect to get in 2020?

David Zalman: We didn’t include any accretion income in that.

Brad Milsaps: Okay. Okay. And then just one final . . .

David Zalman: We don’t want to start that again, as . . .

Brad Milsaps: I understand. We don’t want to model it either.

Just in terms of CECL, I was just curious if you guys could provide any update. I know there’ll be a lot of moving parts with Legacy coming in. They’ve, historically, maybe provisioned at a higher rate than you guys have. But you’ll have the mark and everything else that goes with CECL. So just kind of curious how to think about sort of that aspect once the deal’s closed.

Asylbek Osmonov: Yes. This is Asylbek. Currently we have both teams running the parallel on CECL models at a standalone basis. But after the merger, we’ll work on the consolidated model, like aligning the like qualitative and economic factor assumptions. And I think once we go through the process, we’ll have better, clearer picture on the consolidated basis. But if it’s standalone, I mean, our model’s showing that we would have about $20 million to $30 million of additional provision related to CECL, which is about 23% to 34%.

Brad Milsaps: Got it. That’s helpful. And the charge-offs that Legacy had this quarter, obviously, I know you identified those. But does that change your mark at closing? Or will you still stick with the same, the mark that you identified initially?

David Zalman: That’s a good question. We had $175 million. So let me just look at it and see.

Brad Milsaps: Okay. Fair enough. All right. Thank you, guys.

Operator: (Operator Instructions) Matt Olney with Stephens.

Matt Olney: From a capital planning standpoint with Legacy, I believe you’ll be absorbing some sub-debt and trust preferred securities. Just remind us of your plans, what you expect to do with this capital and how quickly you could do it.

Asylbek Osmonov: Yes. So we’re planning, once we merge, of course, we’re planning to pay off when the maturity comes in. So we’re not going to keep it on our balance sheet going forward. But I think one of the maturity comes in, in 2020.

David Zalman: Yes, the trust we intend to pay off right away

Charlotte Rasche: Yes, in December.

Asylbek Osmonov: Yes.

David Zalman: Right.

Charlotte Rasche: December 15th.

Asylbek Osmonov It’s about [$50] million.

Charlotte Rasche: Yes.

Matt Olney: Got it. So trust preferred’s pay down almost immediately, and the sub-debt comes due, you said in 2020? Is that right?

Asylbek Osmonov: Yes. I think it’s October 2020.

Charlotte Rasche: I thought it was — yes, around then.

Asylbek Osmonov: Yes, next year.

Matt Olney: Okay. Got it. And then going back to the margin discussion and specifically on the core loan yields. Once I back out the accretable income, I believe the core loan yields compressed about five bps this quarter. Obviously, you have some variable rate loans that put some pressure on that. But I was a little surprised to see five bps of pressure this quarter. Any color you can provide on that?

David Zalman: Matt, I didn’t see that. Again, Asylbek, you might have gone into that. When I looked at it, again, when I compared income to income, we had probably more accretion last year than this year. So I didn’t see the lower income on the loans.

Asylbek Osmonov: This is Asylbek. On the loans core basis, yes, we went down about four basis points on the loan. But it’s because of the short-term and long-term rate environment we have. So some of those are variable and floating loans we have that increased.

But if you look at over compared to last year, I mean, we were at core basis at 4.87% on loan yield and we at 5% this year. So for year-over-year, we —

David Zalman: I kind of thought it was better really when he took out the additional accretion we had last year compared to the accretion this year. I thought it was actually better compared to last year.

Asylbek Osmonov: Yes. We [were down] 13 basis compared . . .

David Zalman: Yes, I thought it was positive.

Asylbek Osmonov: Yes, in this rate environment, it’s pretty positive, in my mind.

Matt Olney: Okay. Thank you for that. And then just lastly. The premium amortization expense was about $400,000 higher in the third quarter than in 2Q. Obviously, the rate environment’s influencing that.

As you look towards the fourth quarter, any color you can give us as far as your expectations on the premium amortization expense for 4Q?

David Zalman: You’re referring to the securities portfolio, basically, I guess.

Matt Olney: Yes.

David Zalman: My general overall feeling is rates are rising. I think that you should see it decrease maybe $300,000 (indiscernible) —

Asylbek Osmonov: I would echo this.

David Zalman: — $400,000, probably.

Asylbek Osmonov: Same thing, yes. I think it’s — but I expect a standalone basis, probably less than what we had, $8 million, but just . . .

David Zalman: I mean, really, if rates continue to stay where they’re at — you know it’s crazy. You’re seeing the prime rate adjust in the overnight. But there’s been some good things. Which a big part of this, if you know our bank, and I think you do, a lot of our yield’s dependent on the 10-year treasury, and that’s been extremely positive over the last few weeks. It’s gone from 1.5 to almost 1.8. And so that makes a big difference. When we’re buying securities or fixing rates for five years, it makes a big difference.

Asylbek Osmonov: Yes. And I think [there is] seasonality, too, because summertime there’s a lot of homes being bought. That’s, I think, going to come down in the fourth quarter. So that’s going to help to slow down as well.

David Zalman: When your 10-year went down so much, I mean, you saw a lot of refinancing. So if it can truly have a yield curve and not have this inverted yield curve, you shouldn’t see as much of a pay-down, I wouldn’t think. The refinancing, I guess I’ll refer to. I doubt that it’ll be dramatic one way or the other.

Asylbek Osmonov: Right. Right.

Matt Olney: Thank you, guys.

Operator: Jon Arfstrom with RBC Capital Markets.

Jon Arfstrom: Maybe one for you, Tim. Credit looks fine. But give us an update on health and ag and energy. And then maybe just, even though it’s not a huge number, touch on the increase in NPLs.

Tim Timanus: Well, let me do the last part of the question first. The nonperforming list is really made up primarily, the bulk of it, in four credits that total about $33 million to $34 million. One of them is a home mortgage credit that we’ve got about $9 million in, and the appraisals that we have are in the $12 million to $13 million range. So on paper there isn’t a loss there. We shall see.

Another one is a well service company. And there’s about $13 million to $14 million outstanding there. It’s actually current. They’re making the payments timely. On paper, once again, in terms of appraisals, there’s enough equipment to pay it off. And they also pledged additional real estate that has an appraised value of about $9 million. So on paper, we don’t think there’s any loss there.

And then the other two credits are commercial real estate credits, one about $7 million. It’s actually current. We think there’s value there. We think if we had to foreclose, we probably wouldn’t lose anything or wouldn’t lose much. But once again, it’s current and it’s actually performing at this moment. And then the second one is about $3 million, and we’re going to be paid off, we think, by the end of this week.

So when you take the $33 million, $34 million that’s in these four credits out, it makes our nonperforming look pretty good.

Agriculture, it’s not the best, but it’s not a dramatic problem either. You hear a lot of publicity about the tariffs and all that. And the government is covering a lot of these farmers with payments from the government in that regard. So while I don’t think agriculture is booming and doing as well as it could, I don’t see any big problems there.

And then what was the third part of the question?

Jon Arfstrom: Energy. Primarily energy service, yes.

Tim Timanus: Energy, in our opinion, it’s kind of in the doldrums. It’s not getting significantly better. It’s not getting significantly worse. Most of the people that we talk to think that the oil price is going to fluctuate between $45 and $55 over the course of the next year. The majority of the people that we do business with now can handle that. Obviously, if those predictions are incorrect and it goes way down, then it’s a problem for everybody.

The service sector seems to be struggling more than the production side right now, I think because of what I just said. I think the forecasts are flat in terms of pricing of the commodity. So there’s not a whole lot of extra dollars being spent on service work.

We’ve said over time that most of the customers that we have are customers that have been in business for a long time and have weathered the storms. They started the last downturn with strong balance sheets. Those balance sheets were hurt quite a bit in 2015, 2016, and into 2017. But they’re still alive and are bouncing back a little bit. So I don’t see a whole lot of change right now.

Now, the credits that Legacy is bringing to the table are more on the production side. I know that they have focus on removing some of those out of the bank. So we’ll see how that goes.

So I guess I have, personally, a little less confidence in where some of theirs are going to be. But Having said that, we’ve looked at the credits, we think they’re going to be okay and they’re dealing with them. So we don’t think there’s any major issue there. [If all that makes sense.]

Jon Arfstrom: Yes. Okay. That’s all helpful.

And then, David, maybe one for you. I think we all understand the efficiency from the merger and the expected runoff, and we’ve seen you do that many times.

But as you look through this a little bit more and talk with the Legacy management team, any areas where you are a bit more optimistic in terms of opportunities for new business, whether it’s a product line or just larger lending moments?

David Zalman: I think it’s a combination of that, Jon. I’m really excited about it. I mean, you really have — mortgage warehouse, I would admit that we don’t have the experience that they have in it, so we’re there to learn in that. They have the commercial real estate portfolio that is a little bit different than ours.

But again, I think that this gives us an opportunity to really dominate two of the largest markets in the state of Texas. I mean we dominate Dallas and we dominate Houston. And I think just the size that we have and what we can offer, the different products that we can offer, we’re really beefing up right now on our new cash management system. So you combine that with the lenders that we have out there, in both markets we become very prevalent.

And I think it’s a great opportunity. These guys really have been great to work with. As Tim said, they do have some issues maybe on the oil and gas side. We’ve identified that. I think it’s something we can work with. We’ve been through many of these things. And I just think it’s going to be a great opportunity. And if we can move through it quick, we’ll go on to our next deal.

Jon Arfstrom: Okay. And then just one last one. You talked earlier about expanded use of technology. Any area, specific area you’d call out where you feel like you have to catch up the quickest, where you might be at a disadvantage?

David Zalman: I don’t know that we have to catch up. But for me, I just think that if you’re going to be in business, and I talked about this earlier, before this meeting ever started, I just think almost everything has to be digital. In the past things were digital just on your checking account and you could look at your phone and all that. I think going forward, your checking account has to be digital, your mortgage application has to be digital. I think even small commercial loans are going to have to be more digital. I think everything that we offer — people are important. I mean, I think it’s a combination. But I think you’re going to have the digital platform for everything, and I think that’s what we’re moving to, open up a new account, to do just about anything. Our goal is to really be digital on any product that we offer. That’s my goal. Now, it doesn’t happen over night. But that’s really my goal, really.

Jon Arfstrom: Okay. All right. Thanks. Good luck with the close. Thanks.

Operator: [Ryan Yourian].

Brian Foran: Is that me, [Brian Foran]?

David Zalman: It’s close.

Brian Foran: Yes, okay. Maybe just going back to what the pro forma financials are going to look like. If you kind of put the two balance sheets together, think about normalized mortgage warehouse, some of the funding efficiencies, I mean, does kind of the earning assets land around $28 billion and then it’ll do whatever from there based on growth? Or is it a little lower or higher than that? Can you help us think about just a point estimate or a range for where earning assets might be in, call it six months, once most of the dust has settled on the repositioning?

David Zalman: Again, this is just — Asylbek will give you better color. My gut feeling, it’s around $30 billion. Do you have it Asylbek?

Asylbek Osmonov: Yes. I think it’s going to be around between $28 billion to $30 billion.

David Zalman: Assets. Total assets.

Asylbek Osmonov: No, the earning assets.

David Zalman: Earning assets, yes.

Asylbek Osmonov: Yes. Total assets, as we stand as of 9/30, it’s about $32 billion to $33 billion.

David Zalman: Right.

Asylbek Osmonov: So, yes.

Brian Foran: And then maybe just more broadly on the deal. I mean, you certainly referenced, David, you and Kevin have hit it off.

At the time, there was a lot of concern and narrative that maybe the cultures didn’t mesh and maybe some of the LegacyTexas lenders, higher than expected attrition could be a key risk for the deal.

I know it hasn’t even closed yet, so it’s early. But just how are you feeling on that next level down? I don’t know if you’ve had a chance to talk with those lenders, or Kevin. But as you look at that next level down, do you feel better, worse, or about the same on LegacyTexas commercial lending lender attrition?

David Zalman: I feel good where we’re at. They’ve gotten over, was it 50 or 60 —

Asylbek Osmonov: 62.

David Zalman: — 62 signed contracts. Most of their people all signed contracts to stay with us. So that means they’re not endured to life with us, but they’re giving us a chance.

In every deal that has been successful in our history, and we’ve done 42 of them, and only 2 of them I would — I wouldn’t say I regret. They’ve been tough. Every deal that’s been extremely successful is successful because of the management that stays with us. So the success of this deal truly will be — it will be because of Kevin, Mays, the team, Aaron, Chuck. The team that stayed. Tom. It would be those guys, if they’re staying and they’re going to be part of it, this deal’s going to work fine. I’m looking at the table, around the table right now, and I see Tim brought his company over and the majority of all his people stayed. I look at Eddie, and he brought his people over and majority of his people stayed.

So the success of any of this thing, of everything, is to really make it everybody has to work together and management has to be part of it. If management’s not part of it, then it’s a tougher deal.

Brian Foran: Thank you very much.

Operator: This concludes our question-and-answer session. I would like to now turn the conference back over to Charlotte Rasche for any closing remarks.

Charlotte Rasche: Thank you, Jake. Thank you, ladies and gentlemen, for taking the time to participate in our call today. We appreciate the support that we get for our company, and we will continue to work on building shareholder value.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Notes on Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about Prosperity’s and LegacyTexas’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s or LegacyTexas’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and LegacyTexas’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s or LegacyTexas’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s or LegacyTexas’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions Prosperity and LegacyTexas currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, LegacyTexas or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against Prosperity or LegacyTexas, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of Prosperity and LegacyTexas disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Prosperity, LegacyTexas and factors which could affect the forward-looking statements contained herein can be found in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2019 and its other filings with the Securities and Exchange Commission (“SEC”), and in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity has filed with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the stockholders of LegacyTexas. The registration statement includes a joint proxy statement/prospectus which has been sent to the stockholders of LegacyTexas and the shareholders of Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LEGACYTEXAS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.

Participants in the Solicitation

Prosperity, LegacyTexas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and the stockholders of LegacyTexas in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction filed with the SEC by Prosperity and LegacyTexas. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.